UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 24, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 24, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: June 24, 2009

09-21-TC

Teck Reports on

Geotechnical Issues Identified at Highland Valley

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that, based on preliminary assessments, measures required to address recently identified geotechnical issues are expected to reduce Highland Valley Copper production by approximately 35 million pounds in the second half of 2009, and by approximately 115 million pounds in 2010. Teck has engaged third party geotechnical consultants to further assess the extent of the issues. That work is expected to be completed by the end of the fourth quarter of 2009.

Teck’s total copper production from all mine sources was expected to be around 725 million pounds in 2009, rising to 870 million pounds in 2010 with the commissioning of the Carmen de Andacollo concentrator in Chile. With the adjustments described above, 2010 production is still expected.to increase, but by a lesser amount, to around 755 million pounds. Thereafter, based on Teck’s preliminary assessment, growth in copper production should return to previously advised levels.

The recent geotechnical issues are distinct from the two geotechnical events experienced in the latter part of 2008 which were substantially remediated in the first quarter of 2009. Mining in the immediate area has been suspended.. Access to some of the ore in the Valley Pit is expected to be restricted for at least the next 18 months. The shortfall is expected to be partially made up from lower grade ore from the Lornex and Highmont pits.

Teck’s revised 2009 production forecast for Highland Valley Copper is 258 million pounds of copper. Preliminary 2010 production is currently forecast to be 187 million pounds of copper. Remedial actions are expected to include at least 40 million tonnes of additional stripping and placement of an additional buttress. Based on preliminary estimates, Highland Valley’s life-of-mine ore reserves are expected to be reduced by approximately 2%, although the amount of the reduction will depend on the final design of the remedial actions.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-Looking Statements and Information can be identified by the use of words such as “expects”, “is expected”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts and statements as to management’s expectations concerning the production, reserve and financial implications of the geotechnical issues currently being assessed at Highland Valley Copper. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions including, among others, assumptions regarding commodity prices, interest rates, costs of construction and costs of production, production and productivity levels. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the operation of Teck’s mines, business and economic conditions in the mining industry and copper industries generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological, geotechnical and engineering assumptions (including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of material and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in Teck’s annual information form and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities law.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

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